UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 33)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV
c/o Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, Florida 33073
(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2023

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

November 17, 2023
CUSIP NO. 970646 10 5	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
CFW Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,134,148

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,134,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,134,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

November 17, 2023
CUSIP NO. 970646 10 5	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Charles F. Willis, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
946,222

	8	SHARED VOTING POWER
2,146,230

	9	SOLE DISPOSITIVE POWER
796,089

	10	SHARED DISPOSITIVE POWER
1,996,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,092,452

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

November 17, 2023
CUSIP NO. 970646 10 5	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Austin Chandler Willis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
146,661

	8	SHARED VOTING POWER
660,895

	9	SOLE DISPOSITIVE POWER
86,482

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
807,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

November 17, 2023
CUSIP NO. 970646 10 5	Page 5 of 7 Pages
The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021, June 25, 2021, August 11, 2021, September 7, 2021, April 5, 2022, November 17, 2022, January 18, 2023, March 14, 2023, March 16, 2023, March 29, 2023, and April 14, 2023 (together with the Initial 13D, the “13D”), is hereby amended as set forth below. Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of November 17, 2023, the Reporting Persons beneficially owned the following Shares:

• CFW Partners: 2,134,148
• Charles F. Willis, IV: 3,092,452
• Austin C. Willis: 807,556

(b) As of November 17, 2023, the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of the following Shares:

CFW Partners:
Sole Voting Power	0
Shared Voting Power	2,134,148
Sole Dispositive Power	0
Shared Dispositive Power	2,134,148
Total beneficially owned	2,134,148

Charles F. Willis, IV:
Sole Voting Power	946,222
Shared Voting Power	2,146,230
Sole Dispositive Power	796,089
Shared Dispositive Power	1,996,097
Total beneficially owned	3,092,452

Austin C. Willis:
Sole Voting Power	146,661
Shared Voting Power	660,895
Sole Dispositive Power	86,482
Shared Dispositive Power	0
Total beneficially owned	807,556

(c) The following table sets forth descriptions of transactions with respect to the Shares effected during the past sixty days by the Reporting Persons:

Reporting Person	Transaction Date	Number of Shares (Sold)/Acquired	Price Per Share	Where/How Effected
Charles F. Willis, IV	November 9, 2023	(2,790)	$42.9438	(1),(2)
Charles F. Willis, IV	November 9, 2023	(210)	$43.7858	(1),(3)
Charles F. Willis, IV	November 10, 2023	(3,895)	$43.59	(4)
Charles F. Willis, IV	November 13, 2023	(8,000)	$0	(5)
Charles F. Willis, IV	November 13, 2023	(3,500)	$0	(6)
Charles F. Willis, IV	November 13, 2023	(3,500)	$0	(7)
Charles F. Willis, IV	November 13, 2023	(2,000)	$0	(8)
Charles F. Willis, IV	November 13, 2023	(500)	$0	(9)
Charles F. Willis, IV	November 13, 2023	2,000	$0	(8)
Austin C. Willis	November 13, 2023	8,000	$0	(5)
Austin C. Willis	November 13, 2023	3,500	$0	(6)
Austin C. Willis	November 13, 2023	3,500	$0	(7)
Austin C. Willis	November 13, 2023	(3,000)	$44.0328	(1),(10)
Austin C. Willis	November 14, 2023	(8,000)	$44.4949	(1),(11)
Austin C. Willis	November 15, 2023	(2,459)	$44.2171	(1),(12)
Austin C. Willis	November 15, 2023	(541)	$45.5524	(1),(13)
Charles F. Willis, IV	November 15, 2023	(4,195)	$44.3066	(1),(14)
Charles F. Willis, IV	November 15, 2023	(3,305)	$45.4863	(1),(15)

(1)	Shares sold in the open market through a broker.
(2)
This transaction was executed in multiple trades at prices ranging from $42.61 to $43.55, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

November 17, 2023
CUSIP NO. 970646 10 5	Page 6 of 7 Pages
(3)
This transaction was executed in multiple trades at prices ranging from $43.76 to $43.82, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(4)	Return to Issuer of previously restricted shares to satisfy withholding tax liability.
(5)	Gift of Shares from Charles F. Willis to Charles F. Willis V 2019 Trust, Austin Willis Trustee.
(6)	Gift of Shares from Charles F. Willis to Justin Y. Brown 2019 Trust, Austin Willis Trustee.
(7)	Gift of Shares from Charles F. Willis to Phoebe W. Brown 2019 Trust, Austin Willis Trustee.
(8)	Gift of Shares from Charles F. Willis to Charlotte Montressor Willis.
(9)	Gift of Shares from Charles F. Willis to George Gifford.
(10)
This transaction was executed in multiple trades at prices ranging from $43.95 to $44.50, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(11)
This transaction was executed in multiple trades at prices ranging from $44.20 to $45.00, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(12)
This transaction was executed in multiple trades at prices ranging from $44.00 to $44.47, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(13)
This transaction was executed in multiple trades at prices ranging from $45.20 to $45.81, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(14)
This transaction was executed in multiple trades at prices ranging from $43.73 to $44.67, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(15)
This transaction was executed in multiple trades at prices ranging from $45.04 to $45.69, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit as the last exhibit of Item 7 of the 13D:

1. Joint Filing Agreement

November 17, 2023
CUSIP NO. 970646 10 5	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: November 17, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: November 17, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: November 17, 2023	By:	/s/ Austin Chandler Willis
Austin Chandler Willis